Monthly Report - January, 2018

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $      (3,224,263)      (3,224,263)
Change in unrealized gain (loss) on open          (1,351,034)      (1,351,034)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0                0
      obligations
   Change in unrealized gain (loss) from U.S.           5,354            5,354
      Treasury obligations
Interest Income 			              206,490          206,490
Foreign exchange gain (loss) on margin deposits       222,647          222,647
				                 ------------    -------------
Total: Income 				          (4,140,806)      (4,140,806)

Expenses:
   Brokerage commissions 		              884,207          884,207
   Management fee 			               47,211           47,211
   20.0% New Trading Profit Share 	                    0                0
   Custody fees 		       	                    0                0
   Administrative expense 	       	               97,680           97,680
					         ------------    -------------
Total: Expenses 		                    1,029,098        1,029,098
Net Income(Loss)			   $      (5,169,904)      (5,169,904)
for January, 2018

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (165,269.113    $     3,742,615    208,102,949    211,845,564
units) at December 31, 2017
Addition of 		 	              0      1,733,510      1,733,510
1,029.858 units on January 1, 2018
Redemption of 		 	              0    (1,427,350)    (1,427,350)
(1,152.045) units on  January 31, 2018*
Net Income (Loss)               $      (75,247)    (5,094,657)    (5,169,904)
for January, 2018
         			   -------------   -------------   -----------


Net Asset Value at January 31, 2018
(165,195.003 units inclusive
of 48.077 additional units) 	      3,667,368    203,314,452    206,981,820
				  =============  ============= ==============


		GLOBAL MACRO TRUST January 2018 UPDATE
                      Year to Date     Net Asset
Series	  January ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1     (2.52)% 	 (2.52)%  $    1,187.58	  141,595.179 $   168,155,804
Series 3     (2.15)% 	 (2.15)%  $    1,592.14	   20,156.982 $    32,092,764
Series 4     (2.01)% 	 (2.01)%  $    1,955.72	    3,442.842 $     6,733,252

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, co-chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




					February 15, 2018
Dear Investor:

Losses from trading interest rate futures, equity futures and currency forwards outpaced a modest profit from trading commodity futures, largely from long energy futures positions.

Long positions in U.S., British, German, French, Italian, Japanese, and Australian interest rate futures were unprofitable. Signs of strengthening global growth and indications that major central banks, including the Fed, ECB, and Bank of Japan, were pulling back on monetary accommodation led to rising interest rates and falling prices of interest rate futures. A short position in the short-term Eurodollar futures was fractionally profitable.

Trading of equity futures was fractionally unprofitable. Against a background of expanding global growth and corporate profits, equity prices increased at an accelerating pace. Long positions in Chinese, Hong Kong, Japanese, Taiwanese, French, Dutch, the EuroStoxx and emerging market index futures were profitable. On the other hand, these profits were offset by losses from short positions in U.S. equity futures that were triggered by short-term trading systems. The systems were responding to rising interest rates and to what appeared to be excessive price gains. In addition, unsettled political conditions in Germany and the U.K. led to losses on long DAX and FTSE futures positions. A short vix position was also unprofitable as volatility increased significantly.

Currency trading results though mixed were fractionally unprofitable. Short U.S. dollar trades against the euro, Brazilian real, Colombian peso, Mexican peso, Russian ruble, South African rand, and Turkish lira were profitable. However, long dollar positions against the currencies of Switzerland, Norway, Japan, Australia, New Zealand and the U.K. produced even larger losses.

Long positions in Brent crude, WTI crude, London gas oil, RBOB gasoline and heating oil were profitable as energy prices rose for much of January as the OPEC/non-OPEC production control agreement and rising global demand continued to drag down inventories. A weaker dollar also boosted energy prices. Late in the month, however, prices did recede from technically overbought levels and the gains were reduced. A short natural gas position was slightly unprofitable and was reduced.

Trading of soft and agricultural commodity futures was marginally profitable. Gains on short sugar and coffee trades outpaced a small grain trading loss.

A short silver trade, a long copper position and trading of gold were each marginally unprofitable, while a long zinc trade produced a partially offsetting gain.



				    Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman